                                    FORM 11-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549




 (Mark One)

(X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
    1934

For the fiscal year ended December 31, 1999
                          -----------------


                                      or


( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to
                                ---------     ---------

Commission file number 1-11720
                       -------




                       MailCoups Inc. 401(k) Savings Plan
            --------------------------------------------------------
                            (Full title of the plan)




                                   ADVO, Inc.
                                One Univac Lane,
                                  P.O. Box 755,
                             Windsor, CT 06095-0755
         ---------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                       MailCoups, Inc. 401(k) Savings Plan

                                  Annual Report

                               Index to Form 11-K

                          Year Ended December 31, 1999
                       ----------------------------------





Report of Independent Auditors

Financial Statements:

         Statements of Net Assets Available for Plan Benefits as of
              December 31, 1999 and December 31, 1998

         Statements of Changes in Net Assets Available for Plan
              Benefits for the Year Ended December 31, 1999
              and Eight-Month Period Ended December 31, 1998

         Notes to Financial Statements

Supplemental Schedule:

 ScheduleI - Schedule H, Line 4i - Schedule of Assets Held for Investment
         Purposes as of December 31, 1999

Exhibit 23 - Consent of Ernst & Young LLP

Signature

                         Report of Independent Auditors

To the Plan Administrator of
MailCoups, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the MailCoups, Inc. 401(k) Savings Plan as of December 31, 1999 and 1998; and for the related statements of changes in net assets available for plan benefits for the year ended December 31, 1999 and eight month period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999 and eight month period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                           \s\ Ernst & Young LLP

Hartford, Connecticut
June 22, 2000

                                 MailCoups, Inc.
                               401(k) Savings Plan
              Statements of Net Assets Available for Plan Benefits


     Assets
     ------                                                 December 31,
                                                    ----------------------------
                                                       1999              1998
                                                       ----              ----

     Investments at Fair Value                      $ 662,170         $ 414,044



      Receivables:
         Employees' Contributions                      15,155            15,093
         Employer's Contributions                       1,505             1,793
                                                   ----------          --------
           Total Receivables                           16,660            16,886
                                                   ----------        ----------
      Payables:
          Excess Contributions Payable                  7,344               --
                                                   -----------       ----------

      Net Assets Available for Plan Benefits       $  671,486        $  430,930
                                                   ==========        ==========


                See accompanying notes to financial statements.

                                 MailCoups, Inc.
                               401(k) Savings Plan
         Statements of Changes in Net Assets Available for Plan Benefits


                                                                    Eight-months
                                                     Year-ended        ended
Additions to assets attributed to:                  December 31,    December 31,
                                                        1999            1998
                                                   --------------   ------------
   Investment income:
       Net realized and unrealized appreciation
         in fair value of investments               $    83,859   $      69,198
       Interest                                             840             401
       Dividends                                         19,536           7,496

   Contributions:
       Employee                                         156,561          91,367
       Employer                                          16,816           9,847
       Participant rollover                               5,179         252,979
                                                    -----------    ------------

   Total Additions                                      282,791         431,288

   Benefit payments                                      42,235             358
                                                    -----------    ------------

   Net increase in net assets available
      for plan benefits:                                240,556         430,930

   Net Assets Available for Plan Benefits:
      Beginning of the period                           430,930              --
                                                    -----------    ------------

      End of year                                  $    671,486   $     430,930
                                                   ============   =============



                 See accompanying notes to financial statements.

                                 MailCoups, Inc.
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 1999


A.       Description of the Plan
         -----------------------

The following description of the MailCoups, Inc. 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. MailCoups, Inc.("MailCoups") is a wholly owned subsidiary of ADVO, Inc. (the "Company").

General
-------

The Plan is a defined contribution plan covering all full-time employees ("participants") of MailCoups who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA). The Plan was established in May 1998, therefore, the financial statements reflect an eight-month period for 1998.

Contributions
-------------

MailCoups matches 10% of a participant's pay deferral contributions up to a maximum dollar amount of $1,000. Participants may contribute up to 15 percent of their annual compensation on a pretax basis.

All investment programs are fully participant directed. Participants direct the investment of their contributions and the Company's into various investment options offered by the plan. As of December 31, 1999, the plan offered nine investment options; three collective investment funds, four mutual funds, and two ADVO custom funds which include a fund with Company Stock.

Effective December 1, 1999, the Lord Abbett Developing Growth Fund was added as a ninth investment fund selection. In addition, two investment options were replaced by new funds effective December 1, 1999. The Barclays Global Investors Asset Allocation Fund replaced the ADVO Fidelity Asset Manager Fund and the Barclays Global Investors S&P Midcap Stock Fund replaced the ADVO Berger 100 Fund. All existing balances were transferred to the new funds.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution, MailCoups' matching contribution, and the Plan's earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the MailCoups matching portion of the participants' accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service.

Payment of Benefits
-------------------

On termination of service due to death, disability, or retirement, a participant becomes fully vested and may elect to receive a lump-sum amount equal to the value of their account. For termination of service due to other reasons, a participant receives the value of the vested interest in their account as a lump-sum amount.

Loans
-----

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

                                 MailCoups, Inc.
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 1999


Expenses of the Plan
--------------------

All costs and expenses of operation and administration of the Plan are paid by MailCoups.

Forfeited Accounts
------------------

At December 31, 1999 and December 31,1998, forfeited unvested accounts totaled $206 and $71, respectively. These accounts will be used to reduce future MailCoups' contributions or to pay Plan fees and expenses.

Plan Termination
----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

ADVO Custom Funds
-----------------

Employer custom funds include the ADVO AXP New Dimensions Fund and the ADVO Stock Fund. Custom funds are unregistered custom separate accounts maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. Ownership is represented by each plans' proportionate units of participation.

Although the performance of the custom fund is based on the performance of the underlying mutual fund or company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute to differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.


B.   Summary of Accounting Policies
     ------------------------------

Basis of Accounting
-------------------

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments
------------------------

The fair value of investments in mutual funds is based on the quoted market prices of the shares held in these funds at year-end.

The fair value of investments in the collective investment fund and the ADVO custom funds is based on the net asset value ("NAV") of participation units held by the Plan at year-end. These NAVs are calculated based on the current market value of the underlying securities and the current number of units held by participants in these funds.

Participant loans are stated at their outstanding principal balances which approximate fair value.

                                 MailCoups, Inc.
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 1999

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

Statement of Position 99-3
--------------------------

The Plan has adopted Statement of Position 99-3, " Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" for the presentation of its 1999 and 1998 financial statements. Accordingly, certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.

C.       Investments
         -----------

The Plan's investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets available for plan benefits are separately identified by the following "*".

                                                           December 31, 1999       December 31, 1998
                                                           -----------------       -----------------
Cash                                                         $          457          $           --
----

Collective Investment Funds:
---------------------------
Merrill Lynch Income Accumulation Fund                               11,705                   5,042
Barclays Global Investors Asset Allocation Fund                      92,965 *                    --
Barclays Global Investors S&P MidCap Stock Fund                      84,977 *                    --

Mutual Funds
------------
Templeton Foreign Fund                                               10,773                   6,043
Money Market Fund - MasterWorks                                          --                   9,137
Barclays Global Investors S&P 500 Stock Fund                        216,826 *               144,472 *
Merrill Lynch Retirement Reserves Money Fund                         11,639                      --

ADVO Custom Funds:
-----------------
ADVO Fidelity Asset Manager Fund                                         --                  54,186 *
ADVO Berger 100 Fund                                                     --                  52,106 *
ADVO AXP New Dimensions Fund                                        163,921 *                98,981 *
ADVO Stock Fund                                                      42,915 *                35,181 *


Participant Loans                                                    25,992                   8,896
                                                             --------------             -----------

    TOTAL                                                    $      662,170                 414,044
                                                             ==============             ===========

                                 MailCoups, Inc.
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 1999


For the year ended December 31, 1999 and the eighth-month period ended December 31, 1998, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                Net Realized and
                                            Unrealized Appreciation
                                          In Fair Value of Investments
                                          ----------------------------
                                         1999                      1998
                                         ----                      ----

Collective Investment Funds           $    7,839             $        --
Mutual Funds                              19,118                  20,210
ADVO Custom Funds                         56,902                  48,988
                                      ----------               ---------
                                      $   83,859             $    69,198
                                      ==========             ===========



D.   Income Tax Status
     -----------------

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.


E.   Subsequent Events
     -----------------
Effective January 1, 2000, the Company will contribute 50 percent of the first 3 percent of a participant's pay deferral contributions to the Plan. Additionally, effective January 1, 2000, all employer-matching contributions will be vested immediately. This change is applicable to new and existing participants in the Plan. Previously, a participant was 100 percent vested in the employer-matching portion after six years of credited service.

                                                                      Schedule I

                                 MailCoups, Inc.
                               401(k) Savings Plan
           Employer Identification Number 06-0885252, Plan Number 003
                   Schedule H, line 4i-Schedule of Assets Held
                     for Investment Purposes at End of Year
                                December 31, 1999

                                                           Description of Investment,
Identity of Issue, Borrower, Lessor                    Including Maturity Date, Rate of
        or Similar Party                                Interest, Par or Maturity Value             Current Value
-----------------------------------                    ----------------------------------           -------------
Cash                                                                                                 $        457

 Collective Investment Funds:
   Merrill Lynch Income Accumulation Fund                              746 units                           11,705
   Barclays Global Investors Asset Allocation Fund                   2,553 units                           92,965
   Barclays Global Investors S&P Midcap Stock Fund                   2,624 units                           84,977

Mutual Funds:
   Templeton Foreign Fund                                              960 units                           10,773
   Barclays Global Investors S&P 500 Stock Fund                      8,022 units                          216,826
   Merrill Lynch Retirement Reserves Money Fund                     11,639 units                           11,639

*ADVO Custom Funds:
   ADVO AXP New Dimensions Fund:                                     4,309 units                          163,921
   ADVO Stock Fund:                                                  2,230 units                           42,915


Participant Loans                                      Bear interest at rates ranging
                                                       from 8.75 - 9.25% with varying
                                                       maturity dates                                      25,992
                                                                                                       ----------
   TOTAL                                                                                               $  662,170
                                                                                                       ==========

* Indicates party-in-interest to the Plan.

  Cost column is not applicable because all investment programs are fully participant directed.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 MailCoups, Inc.
                                 401(k) Savings Plan


Date: June 27, 2000                       By:  \s\ JULIE A. ABRAHAM
      -------------                          ----------------------
                                                 Julie A. Abraham
                                                 Vice President and Controller
                                                 (Principal Accounting Officer)